Exhibit 99.1

Alvotech Provides Regulatory Update

on AVT02 Biologics License Application

REYKJAVIK, ICELAND (April 13, 2023) — Alvotech (NASDAQ: ALVO), a global biotech company specializing in the development and manufacture of biosimilar medicines for patients worldwide, announced today that the U.S. Food and Drug Administration (FDA) has issued a complete response letter (CRL) for Alvotech’s Biologics License Application (BLA) for AVT02, a high-concentration biosimilar candidate for Humira® (adalimumab). The CRL noted that certain deficiencies, which were conveyed following the FDA’s reinspection of the company’s Reykjavik facility that concluded on March 17, 2023, must be satisfactorily resolved before the application can be approved. No other deficiencies in the application were noted by the FDA. Alvotech provided the FDA comprehensive responses to the inspection observations on April 3, 2023, and is awaiting communication from the agency assessing those responses.

Alvotech’s second BLA for AVT02, which contains data to support approval as a biosimilar and additional information supporting potential interchangeability designation – remains under review by the FDA, with a Biosimilar User Fee Amendment (BsUFA) goal date of June 28, 2023. Satisfactory outcome of the facility reinspection remains the key requirement for approval.

“We look forward to working with the FDA to resolve any outstanding issues identified in the reinspection,” said Robert Wessman, Chairman and CEO of Alvotech. “We are committed to manufacturing AVT02 for patients in the United States, especially a potentially differentiated Humira biosimilar that provides a high-concentration formulation and is interchangeable.”

About AVT02

AVT02 is a monoclonal antibody and has been approved as a biosimilar to Humira® (adalimumab) in the 27 EU member countries, Norway, Lichtenstein, Iceland, the UK, Switzerland, Canada, Australia and Saudi Arabia. It is currently marketed in sixteen countries in Europe and in Canada. Dossiers are under review in multiple countries, including in the United States.

About Alvotech

Alvotech is a biotech company, founded by Robert Wessman, focused solely on the development and manufacture of biosimilar medicines for patients worldwide. Alvotech seeks to be a global leader in the biosimilar space by delivering high quality, cost-effective products, and services, enabled by a fully integrated approach and broad in-house capabilities. Alvotech’s current pipeline contains eight biosimilar candidates aimed at treating autoimmune disorders, eye disorders, osteoporosis, respiratory disease, and cancer. Alvotech has formed a network of strategic commercial partnerships to provide global reach and leverage local expertise in markets that include the United States, Europe, Japan, China, and other Asian countries and large parts of South America, Africa and the Middle East. Alvotech’s commercial partners include Teva Pharmaceuticals, a US affiliate of Teva Pharmaceutical

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Industries Ltd. (US), STADA Arzneimittel AG (EU), Fuji Pharma Co., Ltd (Japan), Advanz Pharma (EEA, UK, Switzerland, Canada, Australia and New Zealand), Cipla/Cipla Gulf/Cipla Med Pro (Australia, New Zealand, South Africa/Africa), JAMP Pharma Corporation (Canada), Yangtze River Pharmaceutical (Group) Co., Ltd. (China), DKSH (Taiwan, Hong Kong, Cambodia, Malaysia, Singapore, Indonesia, India, Bangladesh and Pakistan), YAS Holding LLC (Middle East and North Africa), Abdi Ibrahim (Turkey), Kamada Ltd. (Israel), Mega Labs, Stein, Libbs, Tuteur and Saval (Latin America) and Lotus Pharmaceuticals Co., Ltd. (Thailand, Vietnam, Philippines, and South Korea). Each commercial partnership covers a unique set of product(s) and territories. Except as specifically set forth therein, Alvotech disclaims responsibility for the content of periodic filings, disclosures and other reports made available by its partners. For more information, please visit www.alvotech.com. None of the information on the Alvotech website shall be deemed part of this press release.

Forward-Looking Statements

Certain statements in this communication may be considered “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995, as amended. Forward-looking statements generally relate to future events or the future financial operating performance of Alvotech and may include, for example, Alvotech’s expectations regarding competitive advantages, business prospects and opportunities including pipeline product development, future plans and intentions, results, level of activities, performance, goals or achievements or other future events, regulatory review and interactions, the satisfactory responses to the FDA’s inspection findings and resolution of other deficiencies conveyed following the inspection of Alvotech’s manufacturing site, the potential approval and commercial launch of its product candidates, the timing of regulatory approval and market launches, and the estimated size of the total addressable market of Alvotech’s pipeline products. In some cases, you can identify forward-looking statements by terminology such as “may”, “should”, “expect”, “intend”, “will”, “estimate”, “anticipate”, “believe”, “predict”, “potential”, “aim” or “continue”, or the negatives of these terms or variations of them or similar terminology. Such forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. These forward-looking statements are based upon estimates and assumptions that, while considered reasonable by Alvotech and its management, are inherently uncertain and are inherently subject to risks, variability, and contingencies, many of which are beyond Alvotech’s control. Factors that may cause actual results to differ materially from current expectations include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against Alvotech or others following the business combination between Alvotech Holdings S.A., Oaktree Acquisition Corp. II and Alvotech; (2) the ability to maintain stock exchange listing standards; (3) changes in applicable laws or regulations; (4) the possibility that Alvotech may be adversely affected by other economic, business, and/or competitive factors; (5) Alvotech’s estimates of expenses and profitability; (6) Alvotech’s ability to develop, manufacture and commercialize the products and product candidates in its pipeline; (7) actions of regulatory authorities, which may affect the initiation, timing and progress of clinical studies or future regulatory approvals or marketing authorizations; (8) the ability of Alvotech or its partners to respond to inspection findings and

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resolve deficiencies to the satisfaction of the regulators; (9) the ability of Alvotech or its partners to enroll and retain patients in clinical studies; (10) the ability of Alvotech or its partners to gain approval from regulators for planned clinical studies, study plans or sites; (11) the ability of Alvotech’s partners to conduct, supervise and monitor existing and potential future clinical studies, which may impact development timelines and plans; (12) Alvotech’s ability to obtain and maintain regulatory approval or authorizations of its products, including the timing or likelihood of expansion into additional markets or geographies; (13) the success of Alvotech’s current and future collaborations, joint ventures, partnerships or licensing arrangements; (14) Alvotech’s ability, and that of its commercial partners, to execute their commercialization strategy for approved products; (15) Alvotech’s ability to manufacture sufficient commercial supply of its approved products; (16) the outcome of ongoing and future litigation regarding Alvotech’s products and product candidates; (17) the potential impact of the ongoing COVID-19 pandemic on the FDA’s review timelines, including its ability to complete timely inspection of manufacturing sites; (18) the impact of worsening macroeconomic conditions, including rising inflation and interest rates and general market conditions, war in Ukraine and global geopolitical tension, and the ongoing and evolving COVID-19 pandemic on the Company’s business, financial position, strategy and anticipated milestones; and (19) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in documents that Alvotech may from time to time file or furnish with the SEC. There may be additional risks that Alvotech does not presently know or that Alvotech currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. Nothing in this communication should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Alvotech does not undertake any duty to update these forward-looking statements or to inform the recipient of any matters of which any of them becomes aware of which may affect any matter referred to in this communication. Alvotech disclaims any and all liability for any loss or damage (whether foreseeable or not) suffered or incurred by any person or entity as a result of anything contained or omitted from this communication and such liability is expressly disclaimed. The recipient agrees that it shall not seek to sue or otherwise hold Alvotech or any of its directors, officers, employees, affiliates, agents, advisors, or representatives liable in any respect for the provision of this communication, the information contained in this communication, or the omission of any information from this communication.

CONTACT

Alvotech Investor Relations and Global Communications

Benedikt Stefansson

alvotech.ir@alvotech.com

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